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Employee-owned
True Love Body Piercing

Body Piercing shop

36 Jfk Street, Cambridge, MA 02138
Cambridge, MA 02138
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
True Love Body Piercing is seeking investment to renovate a new location for our existing business. The new location is 1.5 miles from our existing location. Our new location will make it MUCH easier for our clientele. Our existing location is in Harvard square. Parking is VERY challenging in Harvard square. Our new location is surrounded by free and metered parking.
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PRESS
Meet the Taylor Swift of kids' ear-piercing - The Boston Globe

Harvard Square piercer Owen Beane is a legend among families for his kind demeanor and commitment to consent. Soon, he'll open a new shop.

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OUR MISSION

Our mission is to save as many children as possible from the institutionalized child abuse that is gun piercing.

We offer safe piercing for children and adults
We make decisions with safe healing in mind, instead of making higher profits on jewelry that isn't good for safe healing.
We set up a very friendly, welcoming, and informative environment so that every client can feel comfortable. Creating a safe environment for all is our top priority.
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THESE ARE THE ARCHITECTURAL PLANS FOR OUR FUTURE BUSINESS LOCATION.
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9/20/22
Opened

On September 20th of 2022, I took over a business with 27 years of loyal clientele.

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Q&A

Why are you raising capital and why is now a good time?

I am raising capital to pay for the renovations of my new facility. The new facility is 5 times the size of our existing space and is surrounded by free parking which is going to be much easier for our clientele.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations of my new commercial space $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$602,719	$644,909	$683,604	$717,784	$746,495
Cost of Goods Sold	$105,921	$113,335	$120,135	$126,141	$131,186
Gross Profit	$496,798	$531,574	$563,469	$591,643	$615,309

EXPENSES

Rent	$85,970	$88,119	$90,321	$92,579	$94,893
Advertising & Marketing	$881	$903	$925	$948	$971
Payroll	$154,541	$158,404	$162,364	$166,423	$170,583
Healthcare	$547	$560	$574	$588	$602
General & Administrative	$62,649	$64,215	$65,820	$67,465	$69,151
Financing & Payments	$1,458	$1,494	$1,531	$1,569	$1,608
Legal & Accounting	$1,965	$2,014	$2,064	$2,115	$2,167
Taxes	$65,985	$67,634	$69,324	$71,057	$72,833
Office	$385	$394	$403	$413	$423
Utilities	$3,345	$3,428	$3,513	$3,600	$3,690
Travel	$1,835	$1,880	$1,927	$1,975	$2,024
Operating Profit	$117,237	$142,529	$164,703	$182,911	$196,364

This information is provided by True Love Body Piercing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 24th, 2023
Summary of Terms
Legal Business Name True Love Body Piercing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030

Financial Condition
Historical milestones

True Love Body Piercing has been operating since September 20th, 2022.

In order to take over the business, I had to purchase a large amount of inventory from the previous owner. 150k worth of jewelry. I pay the previous owner 2k per month interest free until that inventory is paid off.

The business averages 40 - 50k per month. Sometimes it goes as high as 55k. Every month is different.

I am still in the process of tweaking the prices and operations to make it so the company turns a profit every month. Some months the company makes a profit, some months it does not.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of True Love Body Piercing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

True Love Body Piercing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. True Love Body Piercing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from True Love Body Piercing's core business or the inability to compete successfully against the with other competitors could negatively affect True Love Body Piercing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in True Love Body Piercing's management or vote on and/or influence any managerial decisions regarding True Love Body Piercing. Furthermore, if the founders or other key personnel of True Love Body Piercing were to leave True Love Body Piercing or become unable to work, True Love Body Piercing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which True Love Body Piercing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, True Love Body Piercing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

True Love Body Piercing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If True Love Body Piercing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt True Love Body Piercing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect True Love Body Piercing's financial performance or ability to continue to operate. In the event True Love Body Piercing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither True Love Body Piercing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

True Love Body Piercing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and True Love Body Piercing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although True Love Body Piercing will carry some insurance, True Love Body Piercing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, True Love Body Piercing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect True Love Body Piercing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of True Love Body Piercing's management will coincide: you both want True Love Body Piercing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want True Love Body Piercing to act conservative to make sure they are best equipped to repay the Note obligations, while True Love Body Piercing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If True Love Body Piercing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with True Love Body Piercing or management), which is responsible for monitoring True Love Body Piercing's compliance with the law. True Love Body Piercing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if True Love Body Piercing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if True Love Body Piercing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of True Love Body Piercing, and the revenue of True Love Body Piercing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of True Love Body Piercing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by True Love Body Piercing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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